[Wisconsin Energy Corporation Letterhead]

VIA EDGAR AND OVERNIGHT DELIVERY

March 29, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wisconsin Energy Corporation

Commission File No. 001-09057

Definitive Proxy Material for 2011 Annual Meeting of Stockholders

Ladies and Gentlemen:

Transmitted herewith for filing via EDGAR, accompanied by a Schedule 14A cover page, are definitive copies of the notice of meeting, proxy statement and form of proxy which also includes the annual meeting admission ticket. These materials are scheduled to be furnished to stockholders beginning on or about March 29, 2011 in connection with the 2011 Annual Meeting of Stockholders of Wisconsin Energy Corporation (the “Company”) to be held on Thursday, May 5, 2011.

Among other proposals, the 2011 Annual Meeting involves a shareholder vote related to a majority vote proposal put forth by management. Therefore, preliminary proxy materials were filed with the Commission on March 4, 2011.

We are using a “wrap” report this year to satisfy the requirements of Rule 14a-3(b) for an annual report to security holders. Enclosed via overnight delivery with a hard copy of this letter, for the Commission’s information pursuant to Rule 14a-3(c), are seven copies of the form of proxy and the “wrap” report containing the proxy statement and annual report to security holders. The annual report to security holders is not intended to be “soliciting material” or to be “filed” with the Commission, as such.

With a copy of this letter, six copies of the “wrap” report and proxy card are being sent to the New York Stock Exchange.

Please notify Mr. Steven Bain (414-221-2977) immediately if you have any questions regarding this information.

Very truly yours,

WISCONSIN ENERGY CORPORATION

/s/SUSAN H. MARTIN
Susan H. Martin
Vice President, Corporate Secretary and Associate General Counsel

Enclosures

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Ms. Michele Lee

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